Filed by ASML Holding N.V.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cymer Inc.

(Commission File No.: 0-21321)

ASML

Veldhoven, the Netherlands

October 17, 2012

ASML 2012 Third Quarter Results

Q3 results in line with guidance

ASML to acquire Cymer

Safe Harbor

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: this press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These

statements, as they relate to Cymer or ASML, this transaction or the expected benefits of this transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. We use words such as

“anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,”

“potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements.

These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of ASML and Cymer, and readers should not place undue reliance on them.

Actual results or developments may differ materially from those in the forward-looking statements. These forward looking statements are subject to risks and uncertainties, including the inability to obtain Cymer shareholder approval or regulatory approval for this transaction, the satisfaction of other conditions to the closing of the transaction, the possibility that the length of time necessary to consummate this transaction may be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with integrating the businesses of Cymer and ASML, the possibility that the businesses of

ASML and Cymer may suffer as a result of uncertainty surrounding the proposed transaction, the expected capacity and capability developments in EUV systems, the anticipated effect of this transaction on ASML’s earnings per share and EUV margins, the benefits of the DUV and IBP businesses and other risks associated with the development of EUV technology.

The foregoing risk list of factors is not exhaustive. You should consider carefully the foregoing factors and the other risks and uncertainties that affect the businesses of ASML and Cymer described in the risk factors included in ASML’s Annual Report on

Form 20-F and Cymer’s Annual Report on Form 10-K, Cymer’s Quarterly Reports on Form 10-Q, and other documents filed by

ASML and Cymer from time to time with the SEC. The parties disclaim any obligation to update the forward-looking statements contained herein.

17 October 2012

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Slide 2

Important information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed Cymer transaction will be submitted to the stockholders of Cymer for their consideration. In connection with the proposed Cymer transaction, Cymer will file a proxy statement with the SEC and

ASML will file a registration statement on Form F-4 with additional information concerning the transaction, including a proxy statement/prospectus. CYMER STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS CAREFULLY (WHEN

THEY BECOME AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY

AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION. The proxy statement, the registration statement, ASML’s Annual Report on Form 20-F and ASML’s subsequent reports filed or furnished to the SEC and other documents containing other important information about Cymer and

ASML filed or furnished to the SEC (when they become available) may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by ASML may be obtained without charge. In addition, investors and shareholders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made in writing by regular mail at the following address: De Run 6501, 5504 DR, Veldhoven, The Netherlands, Attention: Manager Investor

Relations.

Cymer and ASML and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Cymer’s directors and executive officers and their ownership of Cymer common stock is available in Cymer’s proxy statement for its 2012 meeting of stockholders, as filed with the SEC of Schedule 14A on April 11, 2012. Information about ASML’s directors and executive officers and their ownership of ASML ordinary shares is available in its Annual Report on Form 20-F for the year ended

December 31, 2011 and will be available in the joint proxy statement/prospectus (when available). Other information regarding the interests of such individuals as well as information regarding Cymer’s and ASML’s directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

17 October 2012

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Slide 2

• Business summary

• Cymer merger agreement

• Business environment

• ASML technology status

• Outlook

17 October 2012

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Slide 3

Business summary

17 October 2012

Public

Slide 4

Q3 results—highlights

• Net sales of € 1,229 million, 40 systems sold valued at

€ 1,000 million, net service and field option sales at € 229 million

• Gross margin of 43.2%

• Operating margin of 25.8%

• Net bookings of € 831 million, 33 systems

• Backlog at € 1,340 million, 48 systems

• Generated € 489 million cash from operations

Net bookings and backlog numbers are excluding EUV.

17 October 2012

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Slide 5

949 919

183

742

1,452 1,252

930 844

277

1,069

1,529

1,228

934

697

555

1,176

1,459

1,229

955

494

581

1,521

1,211

0

1000

2000

3000

4000

5000

6000

2007 2008 2009 2010 2011 2012

Net Sales

Total net sales M€ Public

3,768

Numbers have been rounded for readers’ convenience.

2,954

1,596

4,508

5,651

17 October 2012

Q1

Q2

Q3

Q4

Slide 6

Q4 net sales

guidance about

€1 billion

Net system sales breakdown in value: Q3 2012

Numbers have been

rounded for readers’

convenience.

Technology

I-Line 2%

ArF Immersion

83%

KrF 15%

Japan 7%

USA

27%

Korea

35%

Taiwan

23%

Europe 6%

China 1%

Region

Foundry

48%

Memory 30%

IDM

22%

End-Use

EUV ArF i ArFdry KrF I-Line

Sales in Units

22

13

5

17 October 2012

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Slide 7

Singapore 1%

Consolidated statements of operations M€

Q2 12 Q3 12

Net sales 1,228 1,229

Gross profit

Gross margin %

530

43.2%

531

43.2%

R&D costs 145 144

SG&A costs 55 70

Income from operations

Operating income %

331

27.0%

317

25.8%

Net income

Net income as a % of net sales

292

23.8%

275

22.4%

Earnings per share (basic) € 0.71 0.65

Numbers have been rounded for readers’ convenience.

17 October 2012

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Slide 8

Includes

€ 12 million costs

related to the

Co-investment

program

Key financial trends 2011 – 2012

Consolidated statements of operations M€

Numbers have been rounded for readers’ convenience.

Q3 11 Q4 11 Q1 12 Q2 12 Q3 12

Net sales 1,459 1,211 1,252 1,228 1,229

Gross profit 613 496 524 530 531

Gross margin % 42.1% 41.0% 41.8% 43.2% 43.2%

R&D costs 150 150 145 145 144

SG&A costs 56 56 55 55 70

Income from operations 407 290 324 331 317

Operating income % 27.9% 23.9% 25.8% 27.0% 25.8%

Net income 355 285 282 292 275

Net income as a % of net sales 24.4% 23.5% 22.5% 23.8% 22.4%

Units sold 55 41 52 44 40

ASP new systems 27.1 27.4 22.1 23.3 28.8

Net booking value 514 710 865 949 831

17 October 2012

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Slide 9

Cash flows M€

Numbers have been rounded for readers’ convenience.

Q2 12 Q3 12

Net income 292 275

Adjustments to reconcile net income to net cash flows

from operating activities:

Impairment and obsolescence 55 32

Depreciation and amortization 57 37

Deferred income taxes 1 25

Other non-cash items 5 6

Change in assets and liabilities (336) 114

Net cash provided by operating activities 74 489

Net cash used in investing activities (889) (240)

Net cash provided by (used in) financing activities (294) 3,022

Total FX effects 8 (4)

Net increase (decrease) in cash and cash equivalents (1,101) 3,267

17 October 2012

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Slide 10

Includes approx.

€3 billion net proceeds

from share issuances

to 2 customers related

to the Co-investment

program

Balance sheets M€

Numbers have been rounded for readers’ convenience.

Assets Jul 1st, 2012 Sep 30st, 2012

Cash & cash equivalents and short-term investments 2,702 38% 6,159 58%

Accounts receivable, net 632 9% 327 3%

Finance receivables, net 122 2% 266 3%

Inventories, net 1,721 24% 1,920 18%

Other assets 526 7% 540 5%

Tax assets 187 2% 186 2%

Fixed assets 1,328 18% 1,190 11%

Total assets 7,218 100% 10,588 100%

Liabilities and shareholders’ equity

Current liabilities 2,075 29% 2,302 22%

Non-current liabilities 1,547 21% 1,380 13%

Shareholders’ equity 3,596 50% 6,906 65%

Total liabilities and shareholders’ equity 7,218 100% 10,588 100%

17 October 2012

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Slide 11

Includes approx.

€3 billion

received from 2

customers

related to the

Co-investment

program

Bookings activity by sector, EUV not included

Total value M€ 831

Net booked

• 29 new tools at € 795 million

•	4 used tools at € 36 million

Numbers have been rounded for readers’ convenience.

17 October 2012

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Slide 12

Memory

27%

IDM

11%

Foundry

62%

Memory bookings include evaluation

tools converted into sales

Backlog in value per Sep 30th, EUV not included

Total value M€ 1,340

Numbers have been rounded for readers’ convenience.

76% of backlog

carry shipment

dates in the next

6	months

17 October 2012

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Slide 13

Technology

I-Line 2%

ArF immersion

74%

KrF 23%

ArF dry 1%

End-use

Foundry

39%

NAND

DRAM 19%

18%

IDM

24%

Region

(ship to location) USA 15%

Korea 22%

Taiwan

38%

Japan 7%

Singapore 7%

Europe 7%

China 4%

New

systems

Used

systems

Total

systems

Units 39 9 48

Value M€ 1,282 58 1,340

ASP M€ 32.9 6.4 27.9

Share buy back to resume starting 18 October 2012

17 October 2012

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Slide 14

€ 0

€ 200

€ 400

€ 600

€ 800

€ 1,000

€ 1,200

2011 week 4

week 8

week 12

week 16

week 20

week 24

week 28

week 32

week 36

week 40

week 44

week 48

week 52

2012 week 4

week 8

week 12

week 16

week 20

week 24

Millions

Cumulative share buy back 2011—2012

• ASML intends to complete the € 1,130 million share buy back program in Q4 with the remaining € 160 million

• In addition 2.2 million shares will be purchased to cover outstanding employee stock and stock option plans

Update of the Customer Co-investment program

• ASML received approval from shareholders

• Intel, TSMC and Samsung agreed to contribute € 1.38 billion over

5	years to ASML’s R&D aimed at accelerating EUV lithography and

450mm lithography development

• ASML received € 3.02 billion for issuing shares to Intel and

Samsung and expects to receive € 838 million from TSMC on

October 31

• This cash will be returned to shareholders via a Synthetic Buyback later this year

17 October 2012

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Slide 15

Cymer merger agreement

17 October 2012

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Slide 16

ASML signs merger agreement with Cymer solidifying

EUV roadmap

• EUV is the way forward for the semiconductor industry. The industry is looking to ASML and source suppliers to provide an economically viable EUV solution

• Merging ASML and Cymer:

• Will improve our capabilities to bring new technologies to our customers

• Provides significant gains in time and costs by making technology development more efficient

• Simplifies the supply chain

• Simplifies the integration and manufacturing flow of EUV modules

• Creates synergies that provide value for customers and shareholders in combining service businesses

17 October 2012

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Slide 17

Transaction details

• ASML has made a public cash-and-share offer to purchase Cymer,

valuing the company at approx. € 1.95 billion

• Each Cymer share holder to receive US$ 20 in cash and 1.1502 ASML shares per Cymer share

• Offer is for all of Cymer’s operations, assets and liabilities

• Transaction is conditional upon Cymer shareholder approval and regulatory approvals

• Transaction is expected to be accretive to ASML’s EPS in the second year after closing (excl. non-cash purchase price accounting adjustments)

17 October 2012

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Slide 18

Business environment

17 October 2012

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Slide 19

Business environment

• ASML’s Q4 revenue level is expected at € 1 billion reflecting:

• Stable demand from the Logic sector (Foundry + IDM)

• Very low demand from the memory sector

• Entering 2013 we see sustained demand from Logic sector:

• 28 nm node strategic build-up to a worldwide capacity of 300,000 wafer starts per month in foundries to be reached by mid 2013

• 22 nm node ramp in foundries to start in H2 2013

• 14 nm MPU ramp

• Spending by memory customers is expected to remain subdued in the next 2 quarters

17 October 2012

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Slide 20

ASML technology status

17 October 2012

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Slide 21

EUV status

• NXE:3100 systems at customer sites have exposed more than

23,000 wafers with good overlay and imaging enabling

semiconductor device recipe development

• NXE:3300 meets customer requirements for overlay and imaging:

• Overlay down to 1.3 nm

• Imaging 16 nm structures (half pitch) and 20 nm contact holes

• After demonstrating 50 watt source power at the supplier, we have now proven 30 watt reliable source performance potential under production conditions, enabling a productivity of 18 wafers per hour

• Targeting 69 wafers per hour to be achieved in 2014

17 October 2012

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Slide 22

NXE:3100 learning accelerates NXE:3300 integration

High resolution NXE:3300 images 2 weeks after first light

First exposure

July 16 2010

250 nm

August 26

27 nm

September 26

20 nm

February 2012

16 nm small field

February 2012

First exposure

June 20 2012

25 nm

July 4

22 nm

August 25

18 nm

August 25

16 nm

September 15

Further R&D NXE:3100 setup and optimisation: 2 months enabled

NXE:3300B first image optimisation Further R&D enabled

Slide 23

17 October 2012

Public

EUV enables single exposure 14 nm node

First NXE:3300B exposures at ASML

Public

14 nm node M1 clip, 46nm minimum pitch, exposed on an NXE:3300B with conventional illumination. Clip courtesy of ST

• Single exposure without OPC already shows good

resemblance between reticle and wafer layout

• Equivalent exposure with ArF immersion can only

be done using multiple patterning

• Immersion to EUV overlay measured at 4.3 nm

EUV imaging

17 October 2012

10 nm

99.7%F

x: 4.2 nm

y: 4.3 nm

Slide 24

Public

Slide 25

NXE:3300B integration status today

7	machines in build-up for shipment

System 4:

Source setup

System 1:

Ongoing buildup

System 2:

Ongoing buildup

System 3:

Ongoing buildup

Integration towards shipment

System 7:

Reliability testing

System 5:

Availability testing

System 6:

Reliability testing

Development tool

17 October 2012

EUV status – orders and deliveries

• We plan to ship 11 NXE:3300B EUV systems in 2013, contributing

€ 700 million in revenues

• We have in addition commitments for 4 volume production tools to ship in 2014

• We expect another 4 to 8 commitments for NXE:3300 within the next 6 months

Public

Slide 26

17 October 2012

Outlook

Public

Slide 27

17 October 2012

Q4 Outlook

• Net sales around € 1 billion

• Gross margin about 41%

• R&D costs at € 155 million

• SG&A costs at € 64 million

ASML on track for H2 2012 sales of € 2.2 billion

Public

Slide 28

17 October 2012

ASML